4/0-202A (A)

SEP 8

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549





04042952

File No. 803-179

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 202(A)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Parkland Management Company, L.L.C.
1001 Lakeside Avenue, Suite 900
Cleveland, Ohio 44114

Dated: August 26, 2004

Please direct all questions, communications, notices, and orders to:

Leo M. Krulitz
Parkland Management Company, L.L.C.
1001 Lakeside Avenue, Suite 900
Cleveland, Ohio 44114

John M. Saada, Jr.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114-1190

Total Pages: 25

TABLE OF CONTENTS

Page

I. INTRODUCTION

Parkland Management Company, L.L.C. ("***Company***"), an Ohio limited liability company, hereby files this Second Amended and Restated Application ("***Application***") for an Order ("***Order***") of the Securities and Exchange Commission ("***Commission***") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("***Advisers Act***") declaring it to be a person not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

II. BACKGROUND INFORMATION REGARDING PARKLAND MANAGEMENT COMPANY, L.L.C.

The Company, originally organized in 1987 as an Ohio corporation, manages the investments of Lois U. Horvitz and (i) the lineal descendants of Lois and her now-deceased husband, Harry R. Horvitz, (ii) the spouses of their lineal descendants, (iii) the sister of one such spouse and (iv) the mother and the two children of that sister (collectively, the "***Family***"). The H.R.H. Family Trust (the "***Trust***"), a trust whose beneficiaries were certain members of the Family, was initially the sole stockholder of the Company. In 1998, the Company was reorganized as a single member Ohio limited liability company. On January 31, 2003, ownership of the Company was divided and transferred equally to the three children of Harry R. Horvitz and Lois U. Horvitz.

Today, the Company provides investment services, accounting services, reporting and tax services, management and administrative services, personal financial services and other personal services (as further described below) for (i) members of the Family, (ii) the trusts, partnerships, limited liability companies, corporations and other entities created either for the sole benefit of Family members or for the benefit of both Family members and charitable institutions (for example, two charitable lead annuity trusts ("***CLATs***") with current distributions being made to charities for a term of years and the remainder interest held by members of the Family) and (iii) foundations created by members of the Family (collectively, the "***Clients***"). Except for interests that are held by charitable organizations under the CLATs, all interests in the entities described in clause (ii) above are held by members of the Family, either directly or indirectly through other Family-owned entities.

The Company operates as a "family office," and the employees of the Company devote all of their business time to "family office" functions. The Company performs its "family office" services for the Clients in exchange for investment and service fees paid by the Clients. The Company develops asset allocation strategies for Clients; serves as the general partner of three Family partnerships (the "***Family Partnerships***"), which hold investments in private equity funds and hedge funds[1] managed by third parties ("***Funds***"); recommends investments in Funds to other Clients; recommends equity and fixed income investment advisers ("***Managers***") to certain Clients and monitors and recommends termination of such Managers; manages cash; maintains and reconciles accounting records; manages accounting audits; prepares financial and tax reports; develops tax planning strategies; maintains tax records and prepares tax returns; assists and implements estate planning activities on behalf of certain Clients; oversees insurance programs; provides personal computer support, bill paying services, personal shopping

[1] The Company uses the term "hedge funds" to refer to unregistered investment companies that often employ leverage and speculative investment strategies and customarily compensate their general partners based on a percentage of capital gains and capital appreciation.

assistance, travel management, household staff supervision and payroll administration, personal service management, and various other personal services for certain Clients; administers grant and scholarship programs for foundations established by the Family; provides audit support, bank loan management, financial, cash management and insurance management and other administrative services and prepares tax returns for a newspaper business that is wholly-owned by the Family; and provides various other services to and for its Clients (the "***Services***"). The Company does not provide investment advisory services to the newspaper business. The Company has not provided, and will not provide, any of its Services to the general public. At no time will the Company seek or accept investment advisory clients other than Clients.

Investment decisions and recommendations are made by the Company's Board of Managers (the "***Board***"). The Board is currently composed of (i) four members of the Family, (ii) the Company's President and Chief Executive Officer and (iii) three outside members, one of whom provided some legal services to the Trust prior to the Trust's termination.

The Company provides both discretionary and non-discretionary advisory services. In its capacity as general partner of the Family Partnerships, the Company in the past has selected Funds and otherwise exercised discretionary authority with respect to the Family Partnerships' assets. The Family Partnerships are currently in the process of liquidation. The Company continues to exercise discretionary authority with respect to the disposition of Family Partnership assets. Clients other than the Family Partnerships receive recommendations from the Company, with final investment decisions being made by the Clients themselves. Recommendations may relate to a specific security (such as an interest in a Fund) or type of security or may relate to the engagement of one or more Managers (as discussed further in the following paragraph). The Company also manages some investments that are held directly by the Company, for the ultimate benefit of the Company's members, all of whom are members of the Family.

The Company evaluates and monitors Managers and recommends their engagement or discharge to Clients other than the Family Partnerships. These outside, independent Managers engaged by the Clients make investments based on investment guidelines that have been approved by the Client. The Company uses a consultant to review and recommend Managers and Funds to the Company and the Clients. The consultant also advises the Company and its Clients on investment strategy.

Fees received by the Company historically have not generated, and are not intended to generate, a profit for the Company. The investment and service fees paid by the Company's Clients historically have covered most direct costs and some overhead costs of the Company. The balance of the overhead expenses historically has been covered by the Company's investment income. The Company has structured its fees so that, going forward, all direct costs and overhead costs are covered by fees paid by the Clients.

At present, the Company has 11 employees who are involved in providing the Services to the Clients. Of those, three are involved in providing investment advisory services. One of those three devotes approximately 20% of his business time to that activity, another devotes approximately 30% and the third devotes approximately 45%.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." The Company's activities appear to fall within this definition of an investment adviser.

Section 203(b) and 203A(a) of the Advisers Act provide various exceptions from registration under Section 203(a). These exceptions do not appear to apply to the Company. The first exception, for intrastate investment advisers, is not available to the Company because not all of the Clients are residents of the State of Ohio. Additionally, in order for this exemption to apply, the Company and the Managers that it hires would have to limit their investment advisory activities to unlisted securities -- an asset allocation restriction that would be unacceptable to the Company. The second exception is not available to the Company because the Clients are not insurance companies. The third exception, for "private" investment advisers with fewer than 15 clients, may not be available to the Company even though the Company does not hold itself out generally as an investment adviser or act as an investment adviser to any registered investment company or business development company. In the past, the Company has not had 15 or more clients, as that term is used in the Advisers Act. The Company recognizes, however, that it may be deemed to have 15 or more clients as the result of ongoing restructuring by some of its Clients. The Company is not entitled to the fourth exception because it is neither a charitable organization (as defined in the Investment Company Act of 1940) nor working within the scope of employment by a charitable organization. The fifth exception is not available to the Company because it is not a plan described in Section 414(c) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or employed or acting on behalf of such plan or person. Because the Company is not registered with the Commodity Futures Trading Commission as a commodity trading advisor, the sixth exception is not available to the Company. Finally, because the Company manages at least $25 million in assets, the Company is not prohibited from registering with the Commission under Section 203A(a)(1)(A) of the Advisers Act.

If the Company were found to be within the definition of investment adviser, and none of the above-mentioned exceptions were to apply, the Company would appear, in the absence of any order of the Commission to the contrary, to be required to register under Section 203(c)(1) of the Advisers Act. Certain specific entities, however, may be excluded from the definition of investment adviser under Section 202(a)(11), if they are "persons not within the intent of [Section 202(a)(11)], as the Commission may designate by rules and regulations or order."

Requiring the Company to register under Section 203(c)(1) of the Advisers Act would not advance the public interest and is inconsistent with the purposes and intent of the Advisers Act for the following reasons: (i) the Company does not offer its Services to anyone other than members of the Family, the other entities described above and foundations established by the Family, and thus does not hold itself out to the public as an investment adviser, (ii) the Company exclusively serves as the "family office" for the

Family, providing many services other than those traditionally provided by investment advisers, and (iii) the fees received by the Company for its Services generally cover only its salaries and administrative and overhead expenses, and historically have not generated, and are not intended to generate, a profit for the Company.

For these reasons, further discussed below, the nature of the Company's activities indicate that the Company, as it currently operates, should not be considered by the Commission to be within the intent of the definition of "investment adviser" as contained in Section 202(a)(11) of the Advisers Act. The Company therefore requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring the Company to be a person not within the intent of the Advisers Act.

IV. DISCUSSION

A. The Company Does Not Hold Itself Out As An Investment Adviser

For a number of reasons, the Company cannot be considered to hold itself out to the public as an investment adviser. First, the Company's name does not have any overtly suggestive connotations, is not listed in any local telephone book as an investment adviser and appears only inconspicuously in the computer directory of residents located in the lobby of its building and on the signage that adorns its offices. In fact, outside of the Family, a limited number of social acquaintances and close, long-time associates of the Family, the Company, its employees and those who provide services to the Company (such as its bankers (including those offering services without necessarily being retained), Managers, consultants, accountants and lawyers), the Company does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

Second, the Company does not engage in any advertising, does not attend investment management-related conferences as a vendor and does not conduct any marketing activities whatsoever. Third, the Company does not solicit clients, or offer or provide Services of any kind to persons or entities other than (i) members of the Family, (ii) the other entities created either for the sole benefit of Family members or for the benefit of both Family members and charitable institutions, and (iii) foundations created by members of the Family. At no time will the Company seek or accept investment advisory clients other than Clients. The Company believes that the fact that it does not, and will not, hold itself out to the public as an investment adviser should be taken into account in determining whether the Company's Services as a "family office" to the Family require registration under the Advisers Act.

B. The Company Provides Services Other Than Those Traditionally Provided By Investment Advisers

As part of its business and the comprehensive Services provided to the Clients, the Company consistently provides unique administrative, personal expense management and support services for certain members of the Family. These Services include, among others: managing personal insurance programs and providing daily support services, such as personal computer support, bill paying services, personal shopping assistance, travel management, household staff supervision and payroll administration, personal services management, and certain other personal services. These types of Services are consistent with the functions of a "family office" serving the needs of a single family, and may not normally be provided by traditional investment advisers. The Company believes that the unique quality of these Services, and the fact that advisory services are merely one component of the Company's "family office" service offerings, should be taken into account in determining whether the Company's Services as a "family office" to the Family require registration under the Advisers Act.

C. The Company's Fees Are Designed To Cover The Company's Costs, Not To Generate Profit

As previously described, the fees received by the Company historically have not generated, and are not intended to generate, a profit for the Company. The investment and service fees paid by the Company's Clients historically have covered most direct costs and some overhead costs of the Company. The balance of the overhead expenses historically has been covered by the Company's investment income. The Company has restructured its fees so that, going forward, all direct costs and overhead costs are covered by fees paid by the Clients. The Company therefore is unlike: (i) a broker or a dealer who receives competitive brokerage commissions when effecting securities transactions that are related to the giving of investment advice; (ii) an insurance agent who receives competitive sales commissions when clients pay premiums to acquire insurance that is related to the giving of investment advice; or (iii) a financial planner who receives competitive fees for designing financial or estate plans that are related to the giving of investment advice. In those situations, the receipt of investment advisory income can be inferred from the services performed and the competitive fees and commissions earned. In contrast, the Company receives payments from Clients for investment advice along with payments for personal services and for administration of the various trusts, foundations, partnerships, limited liability companies, corporations and other entities created by or for, or managed for, the Family. The Company believes that the type of fees that it receives for its activities, particularly the absence of a profit motive, should be taken into account in determining whether the Company is a person within the intent of the Advisers Act.

D. There Is No Public Interest in Requiring The Company To Be Registered Under The Advisers Act

The Advisers Act protects the public by requiring regulation of investment advisers engaged in the business of providing advice regarding securities to the general public. Because the Company does not provide, and will not provide, investment advisory services to the public at large, it does not serve the public interest to apply the Advisers Act to the Company's activities.

The Company has no public clients in the sense of retail or institutional investors, and the Company has never solicited, and does not plan to solicit or accept, clients from the retail or institutional investing public. Instead, the Company is a private organization that was formed to be the "family office" for the Family. All of the Company's Clients are either members of the Family or are entities created by or for the benefit of the Family. In turn, the Company's Services are sharply tailored exclusively to the needs of the Family, and not to the needs or desires of the investing public as a whole. Certain types of Services provided to the Clients are different in scope and amplitude from the services regularly performed by an investment adviser for retail investors; in fact, some Services (including personal computer support, bill paying services, personal shopping assistance, travel management, and household staff supervision and payroll administration), when provided by an investment adviser, may not be desired by public retail or institutional investors. The Company's fee structure, which is designed to permit the Company to operate for the benefit of the Family but not to generate a profit, diminishes any incentive that the Company may have to offer its Services to the public at large.

In this sense, the Company fulfils its primary function as a "family office" for the Family. This has been, is, and will continue to be, the sole purpose for the existence and operation of the Company. As a result, it does not serve the public interest to apply the Advisers Act to the Company's activities.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least four recent instances: In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and 2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Advisers Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Company. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Advisers Act. Pursuant to Rule 0-4(f) under the Advisers Act, the Company's address is indicated on the first page of this Application.

The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to both:

Leo M. Krulitz
Parkland Management Company, L.L.C.
1001 Lakeside Avenue, Suite 900
Cleveland, Ohio 44114
(216) 222-2200

John M. Saada, Jr.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Advisers Act, all requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Organization and Operating Agreement of the Company, and the undersigned officer of the Company is fully authorized to execute this Application under such documents. The Company has adopted the Board of Managers Resolutions attached hereto as **Exhibit A** authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached hereto as **Exhibit B**, the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above, and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Advisers Act is attached hereto as **Exhibit C**.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it to be a person not within the intent of the Advisers Act. The Company submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Organization and Operating Agreement of Parkland Management Company, L.L.C. have been complied with in connection with the execution and filing of this Second Amended and Restated Application (the "***Application***"). Parkland Management Company, L.L.C., by resolutions duly adopted by its Board of Managers as of October 16, 2003 (a certified copy of which resolutions are attached as **Exhibit A** to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Parkland Management Company, L.L.C. has caused the undersigned to sign this Application on its behalf in the County of Cuyahoga, State of Ohio, on this 26th day of August, 2004.

PARKLAND MANAGEMENT
COMPANY, L.L.C.



By: ______________________
Name: Leo M. Krulitz
Title: President and Chief Executive Officer

Attest:



____

PARKLAND MANAGEMENT COMPANY, L.L.C.

The undersigned hereby certifies that he is President and Chief Executive Officer of Parkland Management Company, L.L.C., and further certifies that the following resolutions were duly adopted by the Board of Managers on October 16, 2003, and are still in full force and effect:

RESOLVED, that the officers of Parkland Management Company, L.L.C. be, and each of the officers hereby is, authorized to prepare and execute on behalf of Parkland Management Company, L.L.C., and to file with the Securities and Exchange Commission ("***SEC***") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("***Advisers Act***"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring Parkland Management Company, L.L.C. to be a person not within the intent of the Advisers Act; and

FURTHER RESOLVED, that the officers of Parkland Management Company, L.L.C. be, and each of the officers hereby is, authorized to file with the SEC such application or applications, and any amendments thereto, in such form as the officer deems or the officers deem necessary and appropriate, and to do any and all things necessary or proper under the Investment Company Act of 1940, the Advisers Act, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer or officers to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 26th day of August, 2004.

By: 
Name: Leo M. Krulitz
Title: President and Chief Executive Officer

VERIFICATION

STATE OF OHIO)
) ss:
COUNTY OF CUYAHOGA)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Second Amended and Restated Application, dated August 26, 2004 (the "***Application***"), for and on behalf of Parkland Management Company, L.L.C. (the "***Company***"); that he is the President and Chief Executive Officer of the Company; and that all actions by managers and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

PARKLAND MANAGEMENT
COMPANY, L.L.C.

By: [signature]
Name: Leo M. Krulitz
Title: President and Chief Executive Officer

On the 26th day of August, 2004, before me, Laura A. Drumm, the undersigned Notary Public, personally appeared Leo M. Krulitz, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed it.

Witness my hand and official seal.

[signature]

LAURA A. DRUMM
Notary Public, State of Ohio
Cuyahoga County
My Commission Expires May 25, 2005

EXHIBIT C - PROPOSED NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ___________; _________)

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940 ("***Advisers Act***").

Applicant: Parkland Management Company, L.L.C. ("***Applicant***").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(F) from Section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on December 1, 2003 and amended on June 4, 2004 and on August 26, 2004.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Securities and Exchange Commission ("***SEC***") orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on __________, 2004, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 5th Street, N.W., Washington, D.C. 20549. Applicant, c/o Leo M. Krulitz, Parkland Management Company, L.L.C., 1001 Lakeside Avenue, Suite 900,

Cleveland, Ohio 44114; and c/o John M. Saada, Jr., Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114-1190.

For Further Information Contact: _____________, Attorney, at (202) ___-____, or _____________, Assistant Director, at (202) ____-_____ (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant was originally organized as an Ohio corporation in 1987 by the H.R.H. Family Trust (the "***Trust***"), and manages the investments of Lois U. Horvitz and (i) the lineal descendants of Lois and her now-deceased husband, Harry R. Horvitz, (ii) the spouses of their lineal descendants, (iii) the sister of one such spouse and (iv) the mother and the two children of that sister (collectively, the "***Family***"). Applicant was reorganized in 1998 as an Ohio limited liability company.

2. On January 31, 2003, ownership of Applicant was divided and transferred equally to the three children of Harry R. Horvitz and Lois U. Horvitz.

3. Applicant operates as the "family office" for the Family. Applicant's clients ("***Clients***") consist of (i) members of the Family, (ii) the trusts, partnerships, limited liability companies, corporations and other entities created either for the sole benefit of Family members or for the benefit of both Family members and charitable institutions and (iii) foundations created by members of the Family.

4. Applicant performs its "family office" services for the Clients. Applicant develops asset allocation strategies for Clients; serves as the general partner of three Family partnerships (the "***Family Partnerships***"), which hold investments in private equity funds and

hedge funds managed by third parties ("***Funds***"); recommends investments in Funds to other Clients; recommends equity and fixed income investment advisers ("***Managers***") to certain Clients and monitors and recommends termination of such Managers; manages cash; maintains and reconciles accounting records; manages accounting audits; prepares financial and tax reports; develops tax planning strategies; maintains tax records and prepares tax returns; assists and implements estate planning activities on behalf of certain Clients; oversees insurance programs; provides personal computer support, bill paying services, personal shopping assistance, travel management, household staff supervision and payroll administration, personal service management, and various other personal services for certain Clients; administers grant and scholarship programs for foundations established by the Family; provides audit support, bank loan management, financial, cash management and insurance management and other administrative services and prepares tax returns for a newspaper business that is wholly-owned by the Family; and provides various other services to and for its Clients (the "***Services***"). Applicant does not provide investment advisory services to the newspaper business.

Applicant has not provided, and will not provide, any of its Services to the general public. Investment decisions and recommendations are made by Applicant's Board of Managers (the "***Board***"). The Board is currently composed of (i) four members of the Family, (ii) Applicant's President and Chief Executive Officer and (iii) three outside members. Applicant provides both discretionary and non-discretionary advisory services. In its capacity as general partner of the Family Partnerships, Applicant in the past has selected Funds and otherwise exercised discretionary authority with respect to the Family Partnerships' assets. The Family Partnerships are currently in the process of liquidation. Applicant continues to exercise discretionary authority with respect to the disposition of Family Partnership assets. Clients other than the

Family Partnerships receive recommendations from Applicant, with final investment decisions being made by the Clients themselves. Recommendations may relate to a specific security (such as an interest in a Fund) or type of security or may relate to the engagement of one or more Managers (as discussed further in the following paragraph). Applicant also manages some investments that are held directly by Applicant, for the ultimate benefit of Applicant's members, all of whom are members of the Family.

5. Applicant evaluates and monitors Managers and recommends their engagement or discharge to Clients other than the Family Partnerships. These outside, independent Managers engaged by the Clients make investments based on investment guidelines that have been approved by the Client. Applicant uses a consultant to review and recommend Managers and Funds to Applicant and the Clients. The consultant also advises Applicant and its Clients on investment strategy.

6. Applicant currently has 11 employees. Of those, three are involved in providing investment advisory services. One of those three devotes approximately 20% of his business time to that activity, another devotes approximately 30% and the third devotes approximately 45%. Fees received by Applicant historically have not generated, and are not intended to generate, a profit for Applicant. The investment and service fees paid by Applicant's Clients historically have covered most direct costs and some overhead costs of Applicant. The balance of the overhead expenses historically has been covered by Applicant's investment income. Applicant has restructured its fees so that, going forward, all direct costs and overhead costs are covered by fees paid by the Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers meeting the definition contained in Section 202(a)(11) of the Advisers Act to register with the SEC. Section 203(b) of the Advisers Act provides various exceptions from this registration requirement.

3. Applicant asserts that none of the exceptions provided by Section 203(b) of the Advisers Act appear to apply to Applicant. Applicant also asserts that it is not prohibited from registering with the SEC under Section 203A(a)(1)(A) of the Advisers Act.

4. Applicant requests that the SEC declare it to be a person not within the intent of Section 202(a)(11). Applicant states that it does not hold itself out to the public as an investment adviser. Applicant states that its name, which does not have any overtly suggestive connotations, is not listed in any local telephone book as an investment adviser and appears only inconspicuously in the computer directory of residents located in the lobby of its building and on the signage that adorns its offices. Applicant also represents that it does not engage in any advertising, does not attend investment management-related conferences as a vendor and does not conduct any marketing activities whatsoever. Applicant does not solicit clients, or offer or provide Services of any kind to persons or entities other than (i) members of the Family, (ii) the other entities created either for the sole benefit of Family members or for the benefit of both

Family members and charitable institutions, and (iii) foundations created by members of the Family.

5. Applicant asserts that it provides unique administrative, personal expense management and support services for certain members of the Family that may not normally be provided by traditional investment advisers. These Services, including managing personal insurance programs and providing daily support services, such as personal computer support, bill paying services, personal shopping assistance, travel management, household staff supervision and payroll administration and personal services management, are consistent with the functions of a "family office" serving the needs of a single family.

6. Applicant asserts that, unlike the fees and commissions received by traditional investment advisers as a result of providing investment advice, the fees received by Applicant historically have not generated, and are not intended to generate, a profit for Applicant. The investment and service fees paid by Applicant's clients historically have covered most direct costs and some overhead costs of Applicant. The balance of the overhead expenses historically has been covered by Applicant's investment income. Applicant has restructured its fees so that, going forward, all direct costs and overhead costs are covered by fees paid by the Clients. The fees charged by Applicant for its Services are consistent with the functions of a "family office" serving the needs of a single family.

7. Applicant asserts that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the "family office" for the Family. Applicant represents that its Clients are either members of the Family or are entities created by or for the benefit of the Family. Applicant states that it has no public clients in the sense of retail or institutional investors, and Applicant has never solicited,

and does not plan to solicit or accept, clients from the retail or institutional investing public. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the sole purpose for the existence and operation of Applicant.

For the SEC, by the Division of Investment Management, under delegated authority.

Jonathan G. Katz

Secretary